SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                (THIRD AMENDMENT)

                    Under the Securities Exchange Act of 1934



                             PetroCorp Incorporated
                             ----------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   71645N 10 1
                                   -----------
                                 (CUSIP Number)



                                TAMARA R. WAGMAN
                            FREDERIC DORWART, LAWYERS
                                  Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                      -------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)



                                  June 17, 1998
                      ------------------------------------
                      (Date of Event Which Required Filing)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

         Check the following box if a fee is being paid with this statement [X].

CUSIP No. 71645N 10 1

(1)      Name of Reporting Person S.S.                 Kaiser-Francis Oil Co.
         or I.R.S. Identification No.                  I.R.S. ID. #73-1006655
         of Above Person

         (2)      Check the Appropriate Box            (a)     [ ]
         if a Member of a Group                        (b)     [ ]
         (See instructions)

(3)      SEC Use Only

         (4)      Source of Funds (See instructions)   WC

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place                          State of Delaware
         of Organization

         Number of Shares Beneficially
         Owned by Each Reporting
         Person With:

(7)      Sole Voting Power                             4,277,457

(8)      Shared Voting Power                           None

(9)      Sole Dispositive Power                        4,277,457

(10)     Shared Dispositive Power                      None

(11)     Aggregate Amount Beneficially Owned           4,277,457
         by Each Reporting Person (*includes
         right to acquire 2,121,000 shares)


(12)     Check if the Aggregate Amount in              [ ]
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by               49.54%
         Amount in Row (11)

(14)     Type of Reporting Person                      CO
         (See instructions)

                                  SCHEDULE 13D


                       Filed by Kaiser-Francis Oil Company
                     In Connection with Transactions in the
                        Shares of PetroCorp Incorporated
                        --------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of PetroCorp Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16800 Greenspoint Park Drive, Suite 300, North Atrium, Houston, Texas.

ITEM 2.  IDENTITY AND BACKGROUND.

         (1) GENERAL. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation.

         (2) GBK CORPORATION. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (3) KAISER-FRANCIS OIL COMPANY. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

                                 President:                    George B. Kaiser
                                 Executive Vice President:     James A. Willis
                                 Chief Financial Officer:      D. Joseph Graham
                                 Secretary:                    Frederic Dorwart
                                 Treasurer:                    Reece A. Hembree
                                 Director:                     George B. Kaiser

                           (5)      (a)                         George B. Kaiser

                  (b)      6733 South Yale
                           Tulsa, OK 74136
                  (c)      Independent Oil and Gas Producer
                           KAISER-FRANCIS  OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

                           (6)      (a)                          James A. Willis

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Executive Vice President
                           KAISER-FRANCIS  OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

                           (7)      (a)                         D. Joseph Graham

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Chief Financial  Officer
                           KAISER-FRANCIS  OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

                           (8)      (a)                         Frederic Dorwart

                  (b)      Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010

                  (c)      Law

                           Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010

                  (d)      No
                  (e)      No

                  (f)      United States of America

                           (9)      (a)                         Reece A. Hembree

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Treasurer
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Working capital: $1,433,750.

ITEM 4. Kaiser-Francis has acquired its shares of PetroCorp Common Stock primarily to hold for investment. Dependent upon market conditions, pricing, and availability, Kaiser-Francis intends to acquire additional shares of PetroCorp. Kaiser-Francis may request that one representative of Kaiser-Francis be nominated to serve as a director of PetroCorp. Kaiser-Francis has no intention of attempting to effect any change in the business plan, policies, officers or directors of PetroCorp. Dependent upon market conditions, pricing, industry conditions and company performance, Kaiser-Francis may determine to sell all or part of its share holdings.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At October 9, 1996, Kaiser-Francis owned in the foundation 4,092,457 shares of PetroCorp Common Stock. During the period commencing October 10, 1996 and ending as of the date of the filing of this amendment, Kaiser-Francis has made the following open market purchases (sales) of Common Stock of the issuer:

         No. of Shares              Price Per Share           Date
         -------------              ---------------           -------
         1,000                      7.75                      2/4/98

         3,000                      7.75                      5/28/98

         6,000                      7.75                      6/3/98

         175,000                    7.75                      6/17/98

         (b) On June 25, 1996, Gary R. Christopher purchased 500 shares of Petro-Corp Common Stock at $8-1/8 per share. On May 3, 1996, Mr. Christopher purchased 1,000 shares at $7-1/2 per share. Kaiser-Francis disclaims any beneficial interest in the share held by Mr. Christopher and the shares are not included in the interests reported in this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

                  None; except as described in Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          (a) Agreement Dated June 21, 1996 between First Reserve Corporation and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock.

          (b) Registration Rights Agreement dated January 18, 1994 (Previously filed).

          (c)  Assignment Agreement dated July 26, 1996 (Previously filed).

          (d) Agreement Dated October 9, 1996 between LHS Holding Company and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (Previously filed).

          (e) Registration Rights Agreement dated August 24, 1993 between PetroCorp Incorporated and L. S. Holding Company (Previously filed).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             Signed: /s/ Gary R. Christopher
                                             -------------------------------
                                             Gary R. Christopher

KF-13D-9.3